

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

Via E-mail
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

>   **Re: Transocean Ltd.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 26, 2013**
>   **File No. 0-53533**

Dear Ms. Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. We note that the registrant is required to include the Icahn Group's nominees in the registrant's proxy materials pursuant to a procedure set forth under Swiss law. Please advise us as to whether the solicitation is subject to Rule 14a-18 and whether the registrant is required to include the information required by Item 7(f) of Schedule 14A, which references Item 6 of Schedule 14N.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Richard Grossman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP